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October 29, 2024

VIA EDGAR CORRESPONDENCE

Mr. Tony Burak

Division of Investment Management,
Disclosure Review and Accounting
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne DL 2021, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (File No.: 814-01393)

Dear Mr. Burak:

On behalf of Kayne DL 2021, Inc. (the “Registrant”), we hereby respond to your oral comments provided on October 3, 2024 with respect to the Registrant’s annual report for the fiscal year ended December 31, 2023 (the “Annual Report”).

The Registrant’s responses are provided below. We have restated the substance of your comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Annual Report, unless otherwise indicated.

1.	Comment: The staff (the “Staff”) of the Securities and Exchange Commission notes that there are only two income captions shown on the Statement of Operations, one for interest income and the other for dividend income. Please confirm whether any other sources of income exceeded five percent of income (e.g., any fee income or in-kind income). Any source of income over five percent of income should be shown separately in future reports. To the extent that the Registrant earns fee income, the Staff asks that Management’s Discussion and Analysis of Financial Condition discloses that that fee income may be non-recurring in nature.

Response: Comment acknowledged. There were no other sources of income that exceeded five percent of income for the period covered by the Annual Report. In future filings, the Registrant will ensure that all sources of income reaching the five percent threshold are disclosed and will include the requested disclosure regarding fee income as appropriate.

2.	Comment: The fair value hierarchy table in Note 5 to the financial statements discloses that all holdings except short-term investments are classified as Level 3 holdings. The Schedule of Investments requires a footnote or tick mark that identifies those holdings, such that any Level 3 holding should be identified as such on the Schedule of Investments going forward.

Response: Comment accepted. In future filings, the Registrant will identify Level 3 investments on the Schedule of Investments as requested.

3.	Comment: Most of the Registrant’s holdings are variable in nature, with most based on Secured Overnight Financing Rate (“SOFR”) reference rates. Since SOFR can have variations (e.g., 1-, 3- or 6-month SOFR), the Staff asks that the specific rate be disclosed for each investment on the Schedule of Investments.

Response: Comment accepted. In future filings, the Registrant will disclose the specific SOFR rate for each investment on the Schedule of Investments.

4.	Comment: Section 12-12 of Regulation S-X (“Section 12-12”) requires that any holdings that are restricted be identified on the Schedule of Investments. Typically BDC holdings have some kind of contractual restrictions. If any holding is restricted, please include a footnote or tick mark identifying that holding as being restricted. Also with respect to any restricted holdings, the acquisition date needs to be disclosed – an additional column for acquisition date would suffice.

Response: Comment accepted. In future filings, the Registrant will clarify in a note or footnote that restricted securities are those with contractual restrictions on disposition and will mark any such securities on the Schedule of Investments.

5.	Comment: On the Schedule of Investments, to the extent any of the Registrant’s holdings pay interest in kind, please disclose the paid-in-kind (“PIK”) rate, as required by Section 12-12. If a holding pays a combination of cash and PIK, both cash and PIK should be disclosed.

Response: Comment accepted. The Registrant will add the requested disclosure in future filings as applicable.

6.	Comment: With respect to Exhibits 32.1 and 32.2, the Sarbanes-Oxley Section 906 certifications, the Staff asks that the titles of the people who execute those certifications also include the Principal Executive Officer and Principal Financial Officer designations, as are included on the Section 302 certifications.

Response: Comment accepted. The Registrant will revise those certifications as requested in future filings.

7.	Comment: On page 16 of the Annual Report, there is reference to the availability of additional information on the Registrant’s website, which is disclosed as www.kaynebdc.com. It appears that this website belongs to a different business development company managed by an affiliate of the Registrant’s investment adviser. In future reports, please correct or remove that disclosure if it does not refer to the Registrant.

Response: Comment accepted. The Registrant will remove reference to that website in its future filings.

* * * * * *

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth
David A. Hearth

PAUL HASTINGS LLP

cc: KA Credit Advisors II, LLC

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